UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

GENERAL MOTORS COMPANY
(Exact name of registrant as specified in its charter)

STATE OF DELAWARE	001-34960	27-0756180
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. Employer Identification No.)

1240 Woodward Avenue, Detroit, Michigan		48265
(Address of principal executive offices)		(Zip code)

Shilpan Amin (313) 667-1500
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☑ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _____.

INFORMATION TO BE INCLUDED IN THE REPORT

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A Conflict Minerals Report is filed as Exhibit 1.01 and is also publicly available at the following Internet website: https://investor.gm.com/shareholders/sec-filings.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 and 1.02 is filed as Exhibit 1.01 to this Form SD.

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Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable

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Section 3 – Exhibits

Item 3.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

GENERAL MOTORS COMPANY (Registrant)

	/s/ SHILPAN AMIN	Date: June 1, 2026
By:	Shilpan Amin, Senior Vice President, Chief Procurement and Supply Chain Officer